UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIGS, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30260D103
(CUSIP Number)

Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Thomas J. Tull
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 27,771,452
	8.	Shared Voting Power 16,918
	9.	Sole Dispositive Power 27,771,452
	10.	Shared Dispositive Power 16,918
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,788,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% (1)
14.	Type of Reporting Person: IN

(1)
The percentage is based on 158,569,730 shares of Class A Common Stock outstanding as of April 30, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2022.

Explanatory Note

As discussed further below, by virtue of certain arrangements, the Reporting Person (as defined below) may be deemed to be a member of a “group” with other persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Person previously reported his beneficial ownership over securities of the Issuer (as defined below) on a Schedule 13G pursuant to Rule 13d-1(d) under the Exchange Act.  On May 17, 2022, the Reporting Person was notified by the other members of the “group” referenced above, that such “group” may have acquired additional beneficial ownership of shares of Class A Common Stock (as defined below) on December 16, 2021, which, together with all other acquisitions of beneficial ownership of Class A Common Stock by such “group” members during the preceding 12 months, exceeded two percent of the outstanding shares of Class A Common Stock. Therefore, the Reporting Person is filing this Schedule 13D.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share, (the “Class A Common Stock”) of FIGS, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2834 Colorado Avenue, Suite 100 Santa Monica, California 90404.

Item 2.  Identity and Background.

(a-b, f) This Schedule 13D is filed by Thomas J. Tull, a United States citizen (the “Reporting Person”).

The principal business address for the Reporting Persons is 27 N. Wacker Drive #523, Chicago, Illinois 60606.

(c) The principle business of the Reporting Person is serving as the Chairman and Chief Executive Officer of Tulco, LLC, a holding company.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
Prior to the Issuer’s initial public offering (“IPO”), Tulco, LLC, of which the Reporting Person is the Chairman and Chief Executive Officer, held 90,075,555 shares of Issuer common stock, each share of which was reclassified into one share of Class A Common Stock immediately prior to the completion of the IPO.  An aggregate of approximately $72,199,847 was paid to acquire such securities.  This amount consisted of: (a) approximately $65,273,523 paid by Tulco, LLC using capital contributions by members of Tulco, LLC, and (b) approximately $6.926,324 paid by Thomas J. Tull using personal funds for Issuer shares of common stock, which were subsequently contributed to Tulco, LLC.
Upon the completion of the Issuer’s IPO, 6,300,000 shares of Class A Common Stock held by Tulco, LLC converted into 6,300,000 shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) pursuant to the terms of an exchange agreement with the Issuer.  Each share of Class B Common Stock is entitled to twenty votes per share and was convertible into one share of Class A Common Stock at any time at the option of Tulco, LLC.
On March 21, 2022, Tulco, LLC converted the 6,300,000 shares of Class B Common Stock held by it into 6,300,000 shares of Class A Common Stock.  Subsequent to such conversion, Tulco, LLC then distributed all 58,000,932 shares of Class A Common Stock held by it at such time to its members on a pro rata basis, including 1,847,640 shares of Class A Common Stock to the Reporting Person, 25,561,840 shares of Class A Common Stock to the Tull Family Trust, of which the Reporting Person is trustee, and 16,918 shares of Class A Common Stock to First Light Investors, LLC, which is controlled by the Reporting Person’s spouse (the “Distribution”).
Beginning on March 21, 2022 through the date hereof, (x) the Reporting Person has purchased for his personal account an additional 253,637 shares of Class A Common Stock in the open market for approximately $5,009,200 using personal funds, and (y) the Tull Family Trust purchased an additional 108,335 shares of Class A Common Stock in the open market for approximately $2,244,973 using trust assets.

Item 4.  Purpose of Transaction.
The information in Item 6 of this Schedule 13D is incorporated herein by reference.
The Reporting Person holds the Issuer securities reported herein for investment purposes, subject to the following:
The Reporting Person intends to review on a continuing basis his investments in the Issuer. The Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Person may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Common Stock, or through in-kind distributions. The Reporting Person expects to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Person to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Common Stock beneficially owned is based on 158,569,730 shares of Class A Common Stock outstanding as of April 30, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2022.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
As of the date hereof, the Reporting Person (i) directly holds 2,201,277 shares of Class A Common Stock, (ii) the Tull Family Trust, of which the Reporting Person is the trustee, directly holds 25,670,175 shares of Class A Common Stock, and (iii) First Light Investors LLC, an entity which is controlled by the Reporting Person’s spouse, directly holds 16,918 shares of Class A Common Stock and over which the Reporting Person may be deemed to have shared investment and voting power.

By virtue of the Voting Agreement (as defined below), the Reporting Person, Catherine Spear and Heather Hasson and their affiliates (collectively, the “Voting Parties”) may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act.  The other Voting Parties filed separate Schedule 13Ds to report the Class A Common Stock that they may be deemed to beneficially own. Based on the Schedule 13Ds filed by the Voting Parties, collectively, the Voting Parties may be deemed to beneficially own in the aggregate 59,323,569 shares of Class A Common Stock, representing 31.2% of the outstanding Class A Common Stock.  Such beneficial ownership includes an aggregate of 6,196,339 shares of Class B Common Stock, 352,356 restricted stock units, and 24,856,748 options to purchase Class A Common Stock held by Voting Parties that are vested or exercisable, respectively, within 60 days of the date hereof.  The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties and that they may be deemed to beneficially own solely by reason of the Voting Agreement.
(c) Except as set forth on Schedule I attached hereto, the Reporting Person has not effected any transactions in the Class A Common Stock during the past 60 days.
(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of affiliates of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Person.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Voting Agreement
On May 26, 2021, the Issuer entered into a voting agreement, as amended from time to time (the “Voting Agreement”) with Tulco, LLC, Catherine Spear, Heather Hasson and certain of their affiliated trusts, pursuant to which such parties agreed to vote their shares for the election of each of Catherine Spear, Heather Hasson and, for so long as Tulco, LLC, affiliates of Tulco, LLC, and its permitted transferees (including the Reporting Person and certain of his trusts and affiliates) hold, in the aggregate, at least 10% of the total number of outstanding shares of the Issuer’s common stock (calculated on a diluted basis to include any issued and outstanding options, restricted stock units or other equity awards, whether vested or unvested), an individual designated by Tulco, LLC, or its permitted transferees, to the Board of Directors, and to vote against their removal.

On March 21, 2022, in connection with the Distribution, the Reporting Person and the Tull Family Trust (the “Tull Parties”) entered into an amendment and joinder (the “Joinder”) to the Voting Agreement under which the Tull Parties were acknowledged as permitted transferees under the Voting Agreement and joined as parties to the Voting Agreement, with the same rights and obligations as the other Investor Parties (as defined in the Voting Agreement) thereto.

The foregoing descriptions of the Voting Agreement and the Joinder do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description

1.	Voting Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Annual Report on Form 10-K filed on March 10, 2022).

2.	Joinder (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 23, 2022).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2022

/s/ Thomas J. Tull
Thomas J. Tull

[FIGS, Inc. – Schedule 13D Signature Page]

Schedule I

60-Day Trading History

Trade Date	Amount Purchased	Weighted Average Price Per Share	Purchaser
03/21/2022	133,490	$19.38	Thomas J. Tull
03/21/2022	120,147	$20.16	Thomas J. Tull
04/01/2022	67,136	$21.90	Tull Family Trust
04/01/2022	1,164	$22.40	Tull Family Trust
04/05/2022	10,850	$22.92	Tull Family Trust
04/21/2022	29,185	$17.13	Tull Family Trust

The above transactions were effected in the open market.